UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  ANNUAL FILING
                               (Amendment No. " ")

Copper  Mtn  Networks  Inc.
(NAME  OF  ISSUER)
Common  Stock
(TITLE  CLASS  OF  SECURITIES)
217510106
(CUSIP  NUMBER)
12/31/99
(DATE  OF  EVENT  WHICH  REQUIRES  FILING  OF  THIS  STATEMENT)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

               (X)  RULE  13D-1(B)
               ( )  RULE  13D-1(C)
               ( )  RULE  13D-1(D)

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP  NO.  217510106                                             PAGE  2  OF  6


1.  NAME  OF  REPORTING  PERSON/EIN
    General  Motors  Investment  Management  Corporation


2.  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP.*

    NOT  APPLICABLE                                   A  __
                                                      B  __

3.  SEC  USE  ONLY

4.  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
    Delaware


5.  SOLE  VOTING  POWER
    SHARES          0
6.  SHARED  VOTING  POWER
    SHARES          1,422,628
7.  SOLE  DISPOSITIVE  POWER
    SHARES          0
8.  SHARED  DISPOSITIVE  POWER
    SHARES          1,422,628
9.  TOTAL  BENEFICIALLY  OWNED
    SHARES          1,422,628

10. CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (9)  EXCLUDES  CERTAIN
    SHARES*

    NOT  APPLICABLE

11. PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9
    6.05%

12. TYPE  OF  REPORTING  PERSON*
    IA,  CO

SCHEDULE  13G                                                     PAGE  3  OF  6

ITEM  1.

     (A)  NAME  OF  ISSUER
          Copper  Mtn  Networks  Inc.  ("CMTN")

     (B)  ADDRESS  OF  ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICES
          2470  Embarcadero  Way
          Palo  Alto,  CA.  94303

ITEM  2.

     (A)  NAME  OF  PERSON  FILING  (SSB  OR  OTHER)

          (i)  General  Motors  Investment  Management  Corporation
               ("GMIMCo")

     (B)  ADDRESS  OF  PRINCIPAL  BUSINESS  OFFICE  OR,  IF  NONE,
          RESIDENCE

          (i)  GMIMCo
               767  Fifth  Avenue
               New  York,  NY  10153

     (C)  CITIZENSHIP

          (i)  GMIMCo     -  Delaware

     (D)  TITLE  CLASS  OF  SECURITIES
          Common  Stock

     (E)  CUSIP  NUMBER
          217510106

ITEM  3.  IF  THIS  STATEMENT  IS  FILED  PURSUANT  TO  RULE  13D-1(B),  OR
          13D-2(B),  CHECK  WHETHER  THE  PERSON  FILING  IS  A:

(SELECT)
     (E) x] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940 (in the case of GMIMCo)

                                                               PAGE     4  of  6
ITEM  4.  OWNERSHIP
GMIMCo is registered as an investment adviser under the Investment Advisers Act of 1940. Its principal business is providing investment advice and investment management services with respect to the assets of the one or more employee benefit plans ("Plans") of General Motors Corporation ("GM"), its subsidiaries, and unrelated employers, and of certain direct and indirect subsidiaries of GM and other entities. GMIMCo is referred to herein as the "Reporting Person."

GMIMCo has the responsibility to select and terminate investment managers with respect to the Plans. It also itself manages certain assets of the Plans. GMIMCo has discretionary authority over the assets of the Plans which it manages including voting and investment power with respect to securities of the Issuer included among such assets. In view of GMIMCo's management of certain assets of the Plans, the following information is being provided as of December 31, 1999 with respect to such securities of the Issuer under management for the benefit of the Plans (1):

     (A)  AMOUNT  BENEFICIALLY  OWNED

          (i)          GMIMCo          -     1,422,628

     (B)  PERCENT  OF  CLASS

          (i)          GMIMCo          -          6.05%

     (C)  NUMBER  OF  SHARES  AS  TO  WHICH  SUCH  PERSON  HAS:

          (I)   SOLE  POWER  TO  VOTE  OR  TO  DIRECT  THE  VOTE
                    0
          (II)  SHARED  POWER  TO  VOTE  OR  TO  DIRECT  THE  VOTE  -
                    Same  as  set  forth  under  Item  4  (a)  above
          (III) SOLE  POWER  TO  DISPOSE  OR  TO  DIRECT  THE  DISPOSITIO     -
                    0
          (IV)  SHARED  POWER  TO  DISPOSE  OR  TO  DIRECT  THE  DISPOSITION
                    OF-  Same  as  set  forth  under  Item  4  (a)  above.

The various trusts established under the Plans invest in a variety of investment media, including publicly traded and privately placed securities. Such investments could include shares of the Issuer and/or other securities of the Issuer in addition to those referred to in this statement ("Additional Securities"). The investment and voting decisions regarding any Additional Securities which might be owned by such trusts are made by the trustees thereof or unrelated investment managers, who, in so acting, act independently of GMIMCo (although the appointment of such investment managers is subject to authorization of and termination by GMIMCo as noted above). No information regarding any such holdings by such trusts under the Plans is contained in this statement.

ITEM  5.   OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS
           NOT  APPLICABLE
--------------
(footnotes)
 (1) Pursuant to Rule 13d-4. The Reporting Person expressly declares that the filing of this statement shall not be construed as an admission that such Person is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement

ITEM  6.  OWNERSHIP  OF  MORE  THAN  FIVE  PERCENT  ON  BEHALF  OF  ANOTHER
          PERSON.

          NOT  APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          NOT  APPLICABLE

ITEM  8.  IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP

          NOT  APPLICABLE

ITEM  9.  NOTICE  OF  DISSOLUTION  OF  GROUP

          NOT  APPLICABLE

ITEM  10. CERTIFICATION

By signing below the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February  ___,  2000

                    GENERAL  MOTORS  INVESTMENT  MANAGEMENT
                    CORPORATION


                    By:  ______________________________________
                         Name: Magaret Eisen
                         Title:Managing Director